Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Naomi Deng	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-2944	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalir.com	www.compassinvestorrelations.com

Acorn International Continues to Defend its Proprietary and Licensed Brands in China with Win in Trademark Infringement Dispute

SHANGHAI, China, February 1, 2017 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) has announced that it has received the final ruling from Beijing Xicheng People’s Court (“the Court”) holding in Acorn’s favor. The ruling indicates that Taian Deang Trading Co., Ltd must compensate Acorn based on the claim that it had infringed the Company’s trademark for its Suyumei BBJ products. This victory is yet another example of Acorn’s push to go after intellectual property (IP) pirates in China to support its own brands as well as licensed foreign brands that it brings into China.

Acorn is building a track record of defending its IP rights through legal actions. Acorn believes its capabilities around brand protection represent an important and differentiating competency as it continues to build its profile as a trusted brand for foreign brands that want to enter China. The Company’s IP & Brand Protection Unit will continue to identify and pursue illegal counterfeiters that infringe on its IP rights, especially targeting the e-commerce channel where pirated goods are so prevalent in China. This initiative goes hand in hand with Acorn’s goal of growing sales of its proprietary-branded products as well as third-party branded products through e-commerce, its other direct sales channels and nationwide distribution network.

“Our newly formed IP & Brand Protection Unit has once again succeeded in enforcing Acorn’s IP rights in China. We will continue to aggressively protect our IP and will be vigilant in identifying and pursuing counterfeiters that sell counterfeit goods in violation of our IP rights. This effort has resulted in a positive impact on Acorn’s top line as we take back sales and market share from counterfeiters. More importantly, our dedication to protecting IP is helping to build our reputation as a trusted partner for top foreign brands entering China,” said Jacob A. Fisch, President of Acorn.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "anticipates," "believes," "estimates," "expects," "future," "going forward," "intends," "outlook," "plans," "target," "will," and similar statements. Such statements are based on management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

About Acorn International, Inc.

Co-founded in 1998 by Executive Chairman Robert Roche, Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

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